FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2022

Global Mineral Reserves Grow for the Fourth Consecutive Year with Grades Increasing 3% Driven by Higher-Grade Additions at Island Gold and Mulatos

Toronto, Ontario (February 21, 2023) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its updated Mineral Reserves and Resources as of December 31, 2022. For a detailed summary by asset, refer to the tables below.

Highlights
Global Proven and Probable Mineral Reserves increased 2% to 10.5 million ounces of gold (200 million tonnes (“mt”) grading 1.63 grams per tonne of gold (“g/t Au”)), with grades increasing 3%, reflecting higher grade additions at Island Gold and Mulatos. Mineral Reserve additions more than replaced depletion at a rate of 133%
oIsland Gold’s Mineral Reserves increased 9% to 1.5 million ounces (4.2 mt grading 10.78 g/t Au) with grades increasing 6%
oMulatos’ Mineral Reserves increased 9% to 1.7 million ounces (26.7 mt grading 1.95 g/t Au) with a 19% increase in grades reflecting the addition of higher-grade underground Mineral Reserves at Puerto Del Aire (“PDA”)
Island Gold’s Mineral Reserves and Resources increased 4%, net of depletion, to now total 5.3 million ounces. This represents a 187% increase from the 1.8 million ounces at the time of acquisition in 2017, net of 796,000 ounces of mining depletion
PDA Mineral Reserves and Resources increased 71% to total 1.0 million ounces. This included a 70% increase in Mineral Reserves to 728,000 ounces (4.7 mt grading 4.84 g/t Au) with grades increasing 4%. A development plan incorporating the larger Mineral Reserve is expected to be completed in the second half of 2023
Global Measured and Indicated Mineral Resources increased 14% to 3.9 million ounces of gold (104 mt grading 1.17 g/t Au), driven by additions at all operations and an initial Mineral Resource at the Golden Arrow project that is expected to provide supplemental ore feed to the mill at Young-Davidson
Global Inferred Mineral Resources increased 2% to 7.1 million ounces of gold (126 mt grading 1.75 g/t Au), reflecting increases at Island Gold and Golden Arrow
Gold price assumptions of $1,400 per ounce used for estimating Mineral Reserves, up from $1,250 per ounce in 2021, and $1,600 per ounce used for estimating Mineral Resources ($1,400 per ounce in 2021). Both remain conservative relative to the three-year trailing average gold price of nearly $1,800 per ounce
Global exploration budget of $47 million in 2023, including $17 million budgeted at the Mulatos District, $14 million at Island Gold, $8 million at Young-Davidson and $5 million at Lynn Lake

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“We continue to have broad based success with our exploration programs having more than replaced what we have mined to drive an increase in our global Mineral Reserves for the fourth consecutive year. Over this time frame, our global Mineral Reserves have increased 8% with grades also increasing 8% as we continue to improve the quality of our Reserve base through higher grade additions at Island Gold and Mulatos. We see excellent opportunities for growth across our portfolio of assets, most notably at Island Gold and Mulatos where we have allocated the majority of our 2023 budget. Both higher-grade deposits have grown significantly over the last several years and with both open in multiple directions, we see excellent potential for this to continue,” said John A. McCluskey, President and Chief Executive Officer.

Mineral Reserves Growing in Size & Quality
1.51
1.49
1.50
1.58
1.63
9,702
9,726
9,870
10,257
10,455
2018
2019
2020
2021
2022
P&P Mineral Reserve (000 oz)
Grade (g/t Au)

2 | Alamos Gold Inc

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Proven and Probable Gold Mineral Reserves
	2022			2021			% Change
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)
Young-Davidson	44,208	2.35	3,335	43,690	2.42	3,394	1%	-3%	-2%
Island Gold	4,225	10.78	1,464	4,112	10.12	1,338	3%	6%	9%
Mulatos Mine	2,872	1.17	108	3,125	1.16	117
Stockpiles	2,658	2.06	176	4,947	1.64	260
La Yaqui Grande	16,531	1.25	667	18,448	1.25	742
Puerto Del Aire	4,673	4.84	728	2,849	4.67	428	64%	4%	70%
Total Mulatos	26,734	1.95	1,679	29,369	1.64	1,547	-9%	19%	9%
MacLellan	27,820	1.54	1,382	27,820	1.54	1,382
Gordon	8,723	2.42	678	8,723	2.42	678
Total Lynn Lake	36,542	1.75	2,060	36,542	1.75	2,060	-	-	-
Ağı Dağı	54,361	0.67	1,166	54,361	0.67	1,166
Kirazlı	33,861	0.69	752	33,861	0.69	752
Total Türkiye	88,222	0.68	1,918	88,222	0.68	1,918	-	-	-
Alamos - Total	199,932	1.63	10,455	201,936	1.58	10,257	-1%	3%	2%

Measured and Indicated Gold Mineral Resources (exclusive of Mineral Reserves)[1]
Young-Davidson – Surface	1,739	1.24	69	1,739	1.24	69
Young-Davidson – Underground	8,643	3.40	944	7,076	3.81	867
Total Young-Davidson	10,381	3.03	1,013	8,815	3.30	936	18%	-8%	8%
Golden Arrow	6,442	1.19	246	-	-	-
Island Gold	1,276	7.09	291	1,096	8.12	286	16%	-13%	2%
Mulatos Mine	6,103	1.07	210	4,934	1.01	161
La Yaqui Grande	1,506	0.87	42	1,150	0.87	32
Puerto Del Aire	1,338	4.98	214	765	5.05	124	75%	-1%	72%
Carricito	1,355	0.83	36	1,355	0.83	36
Total Mulatos	10,302	1.52	502	8,204	1.34	353	26%	13%	42%
Lynn Lake	8,178	1.74	457	8,178	1.74	457	-	-	-
Türkiye	55,664	0.60	1,068	55,664	0.60	1,068	-	-	-
Quartz Mountain	12,156	0.87	339	12,156	0.87	339	-	-	-
Alamos – Total	104,399	1.17	3,917	94,113	1.14	3,440	11%	3%	14%

Inferred Gold Mineral Resources[1]
Young-Davidson – Surface	31	0.99	1	31	0.99	1
Young-Davidson – Underground	1,586	2.89	147	2,062	3.02	200
Total Young-Davidson	1,617	2.85	148	2,093	2.99	201	-23%	-4%	-26%
Golden Arrow	2,028	1.07	70	-	-	-
Island Gold	8,066	13.61	3,529	7,906	13.59	3,454	2%	0%	2%
Mulatos Mine	560	0.92	17	507	0.92	15
La Yaqui Grande	175	1.31	7	234	1.07	8
Puerto Del Aire	139	5.90	26	83	5.14	14	68%	15%	93%
Carricito	900	0.74	22	900	0.74	22
Total Mulatos	1,774	1.27	72	1,724	1.06	59	3%	20%	23%
Lynn Lake	45,873	1.10	1,622	45,873	1.10	1,622	-	-	-
Türkiye	27,245	0.55	482	27,245	0.55	482	-	-	-
Quartz Mountain	39,205	0.91	1,147	39,205	0.91	1,147	-	-	-
Alamos – Total	125,809	1.75	7,070	124,046	1.75	6,964	1%	0%	2%
(1)Esperanza Gold project has been excluded from 2021 Mineral Resources with the project having been sold in April 2022.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mineral Reserves
Global Proven and Probable Mineral Reserves total 10.5 million ounces of gold as of December 31, 2022, a 2% increase from 10.3 million ounces at the end of 2021 with grades also increasing 3%. This reflected increases at Island Gold and the Mulatos District which more than offset mining depletion of 591,000 ounces in 2022.
Island Gold’s Mineral Reserve base increased 9%, net of depletion, to 1.5 million ounces. The Mineral Reserve grade also increased 6% to 10.78 g/t Au with the conversion of higher-grade Mineral Resources in Island East, Main and West. Mineral Reserves have increased at Island Gold for ten consecutive years and this trend is expected to continue given Island Gold’s large and growing high-grade Mineral Resource base.
Mulatos District Mineral Reserves (including PDA) increased 9% to 1.7 million ounces, net of depletion, with grades increasing 19% to 1.95 g/t Au. This was driven by a 70% increase in the higher-grade underground Mineral Reserve at PDA to 728,000 ounces grading 4.84 g/t Au. This more than offset depletion of lower grade open pit ore from the Mulatos Main pit, stockpiled ore, as well as La Yaqui Grande. PDA is expected to be mined from underground and accessed from a ramp and development drifts off the main Mulatos pit. A development plan incorporating the larger Mineral Reserve at PDA is expected to be completed in the second half of 2023.
Young-Davidson’s Mineral Reserves decreased slightly (59,000 ounces) to 3.3 million ounces, with grades declining 3% to 2.35 g/t Au. Despite completing limited drilling primarily due to contractor personnel challenges, more than 70% of mining depletion was replaced in 2022. An expanded exploration program is planned for 2023 including extending drill platforms on multiple levels to improve access. With the deposit open at depth and to the west, the focus is on expanding gold mineralization within the syenite which hosts the majority of existing Mineral Reserves and Resources, as well as in the hanging wall and footwall where higher grades have been previously intersected.
A $1,400 per ounce gold price assumption was used in estimating 2022 Mineral Reserves, compared to $1,250 in 2021. This remains well below the three-year trailing average gold price of nearly $1,800 per ounce. The higher gold price assumption was a small contributor to the increase in Mineral Reserves with the majority of the increase coming through exploration drilling, which also drove an increase in Mineral Reserve grades. A detailed summary of Proven and Probable Mineral Reserves as of December 31, 2022, is presented in Table 1 at the end of this press release.

4 | Alamos Gold Inc

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Mineral Resources
Global Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) increased 14% to total 3.9 million ounces with grades also increasing 3%, as of December 31, 2022. This reflected additions at Mulatos and Young-Davidson, as well as an initial Mineral Resource estimate at the Golden Arrow project. Golden Arrow is an open-pit project that is expected to provide supplemental ore feed to the mill at Young-Davidson.
Global Inferred Mineral Resources increased 2% to total 7.1 million ounces as of December 31, 2022, through additions at Island Gold and Golden Arrow. Grades are unchanged from a year ago.
The Company’s $1,600 per ounce gold price assumption for estimating Mineral Resources increased from $1,400 per ounce utilized in 2021. Detailed summaries of the Company’s Measured and Indicated Mineral Resources and Inferred Mineral Resources as of December 31, 2022 are presented in Tables 3 and 4, respectively, at the end of this press release.
Island Gold
Combined Mineral Reserves and Resources at Island Gold increased 4% to 5.3 million ounces, net of mining depletion. This marked the seventh consecutive year combined Mineral Reserves and Resources have grown with grades also increasing over that time frame.
Mineral Reserves increased 9% to 1.5 million ounces in 2022, net of mining depletion. This marked the tenth consecutive year Mineral Reserves have increased. Mineral Reserve additions totaled 267,000 ounces, which more than offset mining depletion of 142,000 ounces.
Mineral Reserve grades also increased 6% to 10.78 g/t Au, reflecting the conversion of higher-grade Mineral Resources in the Island West, Main and East areas. Since the acquisition of Island Gold in November 2017, Mineral Reserves have increased 95%, net of depletion, with Mineral Reserve grades increasing 18%.

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The main driver of the increase in Mineral Reserves and grades was the conversion of high-grade Mineral Resources in the middle portion of the Island East area. A further 204,000 ounces were added, doubling the Mineral Reserves in this area to 410,400 ounces at similar higher grades averaging 12.45 g/t Au, 15% above the average Mineral Reserve grade. Given the large, high-grade Inferred Mineral Resource block below it (1.9 million ounces grading 16.97 g/t Au), and high-conversion rate to Mineral Reserves, there is excellent potential for this growth in higher grade Mineral Reserves in Island East to continue (see Figure 1).
In addition, ongoing exploration success continues to more than replace the Mineral Resources converted to Reserves with another year of growth in total Resources. Measured and Indicated Mineral Resources increased 2% from the end of 2021 to 291,000 ounces grading 7.09 g/t Au and Inferred Mineral Resources increased 2% to 3.5 million ounces grading 13.61 g/t Au.
Inferred Mineral Resources were added in multiple areas from Island West through to the East where a large portion of the new Resources were discovered. This included replacing the majority of the above noted 204,000 ounces of Mineral Resources that were converted to Mineral Reserves at substantially higher-grades in the lower part of Island East. This area now contains 1.9 million ounces with grades increasing 10% from a year ago to average 16.97 g/t Au. Several of the best holes ever drilled at Island Gold have come from this high-grade ore shoot over the past few years contributing to the increase in grades. This zone remains open laterally, and down-plunge providing excellent potential for further growth in higher grade Mineral Reserves and Resources.
Inferred Mineral Resources at Island Gold continue to convert to Mineral Reserves at a rate of more than 90% since the 2017 acquisition. These Mineral Resource additions are hosted within the same structure with consistent controls on mineralization as existing Mineral Reserves. As such, the Company expects this high rate of conversion to continue as exploration drifts are advanced into these areas, allowing for additional drilling from underground. Additionally, exploration has been successful in continuing to grow Mineral Resources at discovery costs averaging an attractive $14 per ounce over the past four years.
A total of $14 million is budgeted for exploration at Island Gold in 2023. For the past several years, the exploration focus has been on adding high-grade Mineral Resources at depth in advance of the Phase 3+ Expansion study, primarily through surface directional drilling. This exploration strategy has been successful in tripling the Mineral Reserve and Resource base since 2017. With an 18-year mine life, and with work on the expansion ramping up, the focus has shifted to a more cost-effective expanded underground exploration drilling program that will leverage existing underground infrastructure. This drilling is much lower cost on a per metre basis, is less technically challenging, and requires significantly fewer metres per exploration target.
The underground exploration drilling program has been expanded from 27,500 metres (“m”) in 2022 to 45,000 m in 2023. The program is focused on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure including along strike, and in the hanging-wall and footwall. These potential high-grade Mineral Reserve and Resource additions would be low cost to develop and could be incorporated into the mine plan and mined within the next several years, further increasing the value of the operation. To support the underground exploration drilling program, 444 m of underground exploration drift development is planned to extend drill platforms on the 490, 790, 945, and 980-levels. In addition to the exploration budget, 36,000 m of underground delineation drilling has been planned and included in sustaining capital for Island Gold.
A regional exploration program including 7,500 m of drilling is also budgeted in 2023. The focus will be on evaluating and advancing exploration targets outside the Island Gold Deposit on the 15,500-hectare Island Gold property.

6 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos District
Total Mulatos District Mineral Reserves (including La Yaqui Grande) increased 9% to 1.7 million ounces, with grades increasing 19% to 1.95 g/t Au. This was driven by an increase of higher-grade underground Mineral Reserves at PDA, which more than offset the depletion of lower grade open pit ore from the Mulatos Main pit, stockpiled ore, and La Yaqui Grande.
After declaring an initial Mineral Reserve at PDA totaling 428,000 ounces at the end of 2021, ongoing exploration success drove an additional 70% increase in Mineral Reserves to 728,000 ounces at the end of 2022 with grades increasing 4% to 4.84 g/t Au. Mineral Reserves and Resources at PDA now total 1.0 million ounces across all categories, up 71% from the end of 2021 (see Figures 2 to 5). Over the past two years, discovery costs at PDA have averaged $10 per ounce.
PDA is adjacent to the Mulatos pit with the underground deposit expected to be accessed from a ramp and development drifts from within the pit. The higher-grade ore from PDA is expected to be processed through the existing mill at Mulatos which will be expanded to accommodate the significantly larger Mineral Reserve. A development plan for PDA incorporating the growth in Mineral Reserves and Resources is expected to be completed in the second half of the year.
Excluding PDA, the remaining Mineral Reserve life of the Mulatos District is approximately five years. Including PDA, the mine life is expected to more than double. In addition, there is excellent potential for PDA to continue to grow with the deposit open in multiple directions, and an expanded exploration program planned for 2023.
Total Measured and Indicated Mineral Resources in the Mulatos District increased to 0.5 million ounces (10.3 mt grading 1.52 g/t Au), from 0.4 million ounces at the end of 2021. Inferred Mineral Resources also increased slightly to 0.1 million ounces (1.8 mt grading 1.27 g/t Au).
A total of $17 million has been budgeted at Mulatos for exploration in 2023, more than double the $7 million budget for 2022. This includes 16,000 metres of surface exploration drilling at PDA which is comprised of three zones including PDA, Gap-Victor and Estrella. The 2023 program will include drilling at all three zones, continuing to expand on a successful 2022 drill program.
Additionally, the regional exploration budget has doubled to 34,000 m with the focus on several high priority targets including Halcon, Halcon West, Carricito, Bajios, and Jaspe.
Young-Davidson
Mineral Reserves at Young-Davidson decreased slightly (59,000 ounces) to 3.3 million ounces of gold at slightly lower grades of 2.35 g/t Au. A total of 153,000 ounces were added through the conversion of existing Mineral Resources which replaced 72% of mining depletion of 213,000 ounces in 2022. Less drilling was completed than planned in 2022 due to contractor personnel challenges. An expanded exploration program is planned for 2023 including extending drill platforms on multiple levels to establish drill bays to continue to effectively target and expand Mineral Reserves and Resources.
Based on expected underground mining rates of 8,000 tonnes per day, the Mineral Reserve life of the Young-Davidson mine remains at approximately 15 years as of December 31, 2022. Reflecting a strong track record of Mineral Resource conversion, Young-Davidson has maintained at least a 13-year Mineral Reserve life since 2011. With the deposit open at depth and to the west, there is excellent potential to extend the Mineral Reserve life further.

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Measured and Indicated Mineral Resources increased slightly to 1.0 million ounces grading 3.03 g/t Au. Inferred Mineral Resources were down slightly to 0.1 million ounces grading 2.85 g/t Au.
A total of $8 million is budgeted for exploration at Young-Davidson in 2023, up from $5 million in 2022. The 2023 program includes 21,600 m of underground exploration drilling, and 400 m of underground exploration development to extend drill platforms on the 9220, 9270, and 9590-levels.
The focus of the underground exploration drilling program will be to expand Mineral Reserves and Resources in five target areas in proximity to existing underground infrastructure. This includes targeting additional gold mineralization within the syenite which hosts the majority of Mineral Reserves and Resources, as well as within the hanging wall and footwall of the deposit where higher grades have been previously intersected. In addition, 5,000 m of surface drilling is planned to test near-surface targets across the 5,900 hectare Young-Davidson Property.
Golden Arrow
The Golden Arrow project is a past producing open pit operation located near Matheson, Ontario and 95 kilometres from Young-Davidson. The project was acquired in 2021 and is expected to provide supplemental mill feed as capacity becomes available at Young-Davidson.
An initial Mineral Resource has been declared on the project incorporating historical and new drilling completed over the past 18 months. This includes Measured and Indicated Mineral Resources of 246,000 ounces (6.4 mt grading 1.19 g/t Au) and Inferred Mineral Resources of 70,000 ounces (2.0 mt grading 1.07 g/t Au) contained within a $1,600 per ounce Mineral Resource pit. The focus over the next year will be on permitting and developing a mine plan as well as evaluating additional Mineral Resource expansion opportunities and other exploration targets in proximity to the deposit.
Lynn Lake
Mineral Reserves and Resources at Lynn Lake are unchanged from a year ago with the primary focus over the past year on advancing the project, including completing the permitting process. The Company expects approval of the Environmental Impact Statement for Lynn Lake during the first half of 2023 following which it will release an updated Feasibility Study. Since the completion of the 2017 Feasibility Study on the Lynn Lake Project, exploration success around the Gordon and MacLellan deposits have driven a 27% increase in Mineral Reserves to 2.1 million ounces of gold.
A total of $5 million has been budgeted for exploration at the Lynn Lake project in 2023. This includes 8,000 m of drilling focused on several advanced regional targets, expansion of Mineral Reserves and Resources in proximity to the Gordon deposit, as well as the targeting and evaluation of the Burnt Timber and Linkwood deposits. Burnt Timber and Linkwood contain Inferred Mineral Resources totaling 1.6 million ounces grading 1.1 g/t Au (44.4 mt) as of December 31, 2022 and represent potential future upside.
The other key area of focus for 2023 is the continued evaluation and advancement of a pipeline of prospective exploration targets within the 58,000-hectare Lynn Lake Property including the Tulune greenfields discovery and Maynard.

8 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Kirazlı, Ağı Dağı, Çamyurt and Quartz Mountain
Mineral Reserves and Resources for the Kirazlı, Ağı Dağı, Çamyurt and Quartz Mountain projects are unchanged from a year ago.

Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold’s Senior Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”). The Qualified Persons for the National Instrument 43-101 compliant Mineral Reserve and Resource estimates are detailed in the following table.

Mineral Resources QP	Company	Project
Jeffrey Volk, CPG, FAusIMM	Director - Reserves and Resource, Alamos Gold Inc.	Young-Davidson, Lynn Lake, Golden Arrow
Tyler Poulin, P.Geo	Chief Production Geologist - Island Gold	Island Gold
Marc Jutras, P.Eng	Principal, Ginto Consulting Inc.	Mulatos Pits, PDA, La Yaqui Grande, Carricito, Ağı Dağı, Kirazli, Çamyurt, Quartz Mountain
Mineral Reserves QP	Company	Project
Chris Bostwick, FAusIMM	SVP Technical Services, Alamos Gold Inc.	Young-Davidson, Lynn Lake, PDA Underground
Nathan Bourgeault, P.Eng	Chief Mine Engineer - Island Gold	Island Gold
Herb Welhener, SME-QP	VP, Independent Mining Consultants Inc.	Mulatos Pits, La Yaqui Grande, Ağı Dağı, Kirazli

With the exception of Mr. Volk, Mr. Bostwick, Mr. Poulin, and Mr. Bourgeault each of the foregoing individuals are independent of Alamos Gold.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

9 | Alamos Gold Inc

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The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note regarding Forward-Looking Statements
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "plan", “continue”, “trend”, "estimate", “target”, “budget”, “prospective” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. Such statements in this news release include, without limitation, statements with respect to planned exploration programs, focuses and budgets, potential drilling results and related expectations, expected underground mining rates, costs and expenditures, project economics, gold price assumptions, potential mineralization, projected ore grades, changes in Mineral Resources and conversion of Inferred Mineral Resources to Proven and Probable Mineral Reserves, expected mine life, expected Mineral Reserve life and potential extensions thereof, production potential, expectation of approval of the Environmental Impact Statement and completion of an updated Feasibility Study at Lynn Lake and timing related thereto, development of the Lynn Lake Gold Project, expected increases in the value of operations, and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
A Mineral Resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
These factors and assumptions include, but are not limited to: the actual results of current exploration activities; conclusions of economic and geological evaluations; changes in project parameters as plans continue to be refined; operations may be exposed to serious illness, new epidemics and/or pandemics; the ongoing and potential future impact of the COVID-19 pandemic or any other new illness, epidemic or pandemic on the broader market; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of any ongoing or new regulatory responses to the COVID-19 pandemic or any other new illness, epidemic or pandemic; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Türkiye by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V.); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in obtaining approval of the Environmental Impact Statement and in completing an updated Feasibility Study for the Lynn Lake Gold Project; delays with the Phase 3+ Expansion Project at the Island Gold mine; delays in the development or updating of mine plans; changes that may be required to the intended method of accessing and mining the deposit at Puerto Del Aire and changes related to the intended method of processing any ore from the despoit at Puerto Del Aire; expectations with respect to the Golden Arrow open pit project providing supplemental mill feed to the mill at the Young-Davidson mine not coming to fruition; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and

10 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Türkiye and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company. The litigation against the Republic of Türkiye, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Türkiye. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye or to put any of the Kirazli, Aği Daği or Çamyurt sites into production, resulting in the Company removing those three projects from its Total Mineral Reserves and Resources. Even if the litigation is successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of its assets and gold mining projects in Türkiye can only result from agreement with the Turkish government. The investment treaty claim described above may have an impact on foreign direct investment in the Republic of Türkiye which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation in the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Türkiye, and which may have a negative effect on overall anticipated project values.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
Note to U.S. Investors – Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

11 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: Total Proven and Probable Mineral Reserves as of December 31, 2022

PROVEN AND PROBABLE GOLD RESERVES (as at December 31, 2022)
	Proven Reserves			Probable Reserves			Total Proven and Probable
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)
Young-Davidson	24,896	2.32	1,858	19,312	2.38	1,477	44,208	2.35	3,335
Island Gold	833	8.92	239	3,393	11.24	1,225	4,225	10.78	1,464
Mulatos Main Pits	310	1.22	12	2,562	1.17	96	2,872	1.17	108
Stockpiles	2,658	2.06	176	-	-	-	2,658	2.06	176
La Yaqui Grande	268	0.89	8	16,263	1.26	659	16,531	1.25	667
Puerto Del Aire	589	4.69	89	4,084	4.87	639	4,673	4.84	728
Total Mulatos	3,825	2.32	285	22,909	1.89	1,394	26,734	1.95	1,679
MacLellan	12,059	1.83	710	15,761	1.33	672	27,820	1.54	1,382
Gordon	2,311	2.82	210	6,412	2.27	468	8,723	2.42	678
Total Lynn Lake	14,370	1.99	920	22,172	1.60	1,140	36,542	1.75	2,060
Ağı Dağı	1,450	0.76	36	52,911	0.66	1,130	54,361	0.67	1,166
Kirazlı	670	1.15	25	33,191	0.68	727	33,861	0.69	752
Total Türkiye	2,120	0.89	61	86,102	0.67	1,857	88,222	0.68	1,918
Alamos - Total	46,044	2.27	3,362	153,888	1.43	7,093	199,932	1.63	10,455

PROVEN AND PROBABLE SILVER MINERAL RESERVES (as at December 31, 2022)
	Proven Reserves			Probable Reserves			Total Proven and Probable
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000's)	(g/t Ag)	(000's)	(000's)	(g/t Ag)	(000's)	(000's)	(g/t Ag)	(000's)
La Yaqui Grande	-	-	-	16,263	17.97	9,396	16,263	17.97	9,396
MacLellan	12,059	4.94	1,914	15,761	3.97	2,011	27,820	4.39	3,925
Ağı Dağı	1,450	6.22	290	52,911	5.39	9,169	54,361	5.41	9,459
Kirazlı	670	16.94	365	33,191	9.27	9,892	33,861	9.42	10,257
Alamos - Total	14,179	5.64	2,569	118,126	8.02	30,468	132,305	7.77	33,037

Table 2: Project Life-of-Mine Mineral Reserve Waste-to-Ore Ratios
as of December 31, 2022

Project Life-of-Mine Mineral Reserve Waste-to-Ore Ratios as of December 31, 2022
Project	Waste-to-Ore Ratio
Mulatos Mine	1.21
La Yaqui Grande Pit	3.96
Ağı Dağı Pits	1.03
Kirazlı Pit	1.45
Lynn Lake Pits	8.12

12 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 3: Total Measured and Indicated Mineral Resources as of December 31, 2022

MEASURED AND INDICATED GOLD MINERAL RESOURCES (as at December 31, 2022)
	Measured Resources			Indicated Resources			Total Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)
Young-Davidson - Surface	496	1.13	18	1,242	1.28	51	1,739	1.24	69
Young-Davidson - Underground	5,058	3.26	529	3,585	3.60	414	8,643	3.40	944
Total Young-Davidson	5,554	3.07	547	4,827	3.00	465	10,381	3.03	1,013
Golden Arrow	3,626	1.26	147	2,816	1.09	99	6,442	1.19	246
Island Gold	21	4.93	3	1,255	7.13	288	1,276	7.09	291
Mulatos	850	1.25	34	5,253	1.04	176	6,103	1.07	210
La Yaqui Grande	-	-	-	1,506	0.87	42	1,506	0.87	42
Puerto Del Aire	146	5.28	25	1,192	4.95	190	1,338	4.98	214
Carricito	58	0.82	2	1,297	0.82	34	1,355	0.83	36
Total Mulatos	1,054	1.79	61	9,248	1.49	442	10,302	1.52	502
MacLellan - Open Pit	902	2.07	60	3,532	1.71	194	4,434	1.78	254
MacLellan - Underground	-	-	-	123	3.54	14	123	3.54	14
Gordon	105	1.86	6	1,511	2.06	100	1,617	2.05	106
Burnt Timber	-	-	-	1,021	1.40	46	1,021	1.40	46
Linkwood	-	-	-	984	1.16	37	984	1.17	37
Total Lynn Lake	1,007	2.04	66	7,172	1.70	391	8,178	1.74	457
Ağı Dağı	553	0.44	8	34,334	0.46	510	34,887	0.46	518
Kirazlı	-	-	-	3,056	0.42	42	3,056	0.43	42
Çamyurt	513	1.00	16	17,208	0.89	492	17,721	0.89	508
Total Türkiye	1,066	0.70	24	54,598	0.59	1,044	55,664	0.60	1,068
Quartz Mountain	214	0.95	7	11,942	0.87	333	12,156	0.87	339
Alamos - Total	12,542	2.12	856	91,857	1.04	3,061	104,399	1.17	3,917

MEASURED AND INDICATED SILVER MINERAL RESOURCES (as at December 31, 2022)
	Measured Resources			Indicated Resources			Total Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000's)	(g/t Ag)	(000's)	(000's)	(g/t Ag)	(000's)	(000's)	(g/t Ag)	(000's)
La Yaqui Grande	-	-	-	1,506	10.95	530	1,506	10.95	530
MacLellan - Open Pit	902	8.55	248	3,532	4.64	527	4,434	5.44	775
MacLellan - Underground	-	-	-	123	6.05	24	123	6.05	24
Ağı Dağı	553	1.59	28	34,334	2.19	2,417	34,887	2.18	2,445
Kirazlı	-	-	-	3,056	2.71	266	3,056	2.71	266
Çamyurt	513	5.63	93	17,208	6.15	3,404	17,721	6.14	3,497
Alamos - Total	1,968	5.83	369	59,759	3.73	7,168	61,727	3.80	7,537

13 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 4: Total Inferred Mineral Resources as of December 31, 2022

INFERRED GOLD MINERAL RESOURCES (as at December 31, 2022)
	Tonnes	Grade	Ounces
	(000's)	(g/t Au)	(000's)
Young-Davidson - Surface	31	0.99	1
Young-Davidson - Underground	1,586	2.89	147
Total Young-Davidson	1,617	2.85	148
Golden Arrow	2,028	1.07	70
Island Gold	8,066	13.61	3,529
Mulatos	560	0.92	17
La Yaqui Grande	175	1.31	7
Puerto Del Aire	139	5.90	26
Carricito	900	0.74	22
Total Mulatos	1,774	1.27	72
MacLellan - Open Pit	1,227	1.11	44
MacLellan - Underground	72	3.69	9
Gordon	132	1.36	6
Burnt Timber	23,438	1.04	781
Linkwood	21,004	1.16	783
Total Lynn Lake	45,873	1.10	1,622
Ağı Dağı	16,760	0.46	245
Kirazlı	7,694	0.61	152
Çamyurt	2,791	0.95	85
Total Türkiye	27,245	0.55	482
Quartz Mountain	39,205	0.91	1,147
Alamos - Total	125,809	1.75	7,070

INFERRED SILVER MINERAL RESOURCES (as at December 31, 2022)
	Tonnes	Grade	Ounces
	(000's)	(g/t Ag)	(000's)
La Yaqui Grande	175	7.94	45
MacLellan - Open Pit	1,227	1.98	78
MacLellan - Underground	72	3.26	8
Ağı Dağı	16,760	2.85	1,536
Kirazlı	7,694	8.71	2,155
Çamyurt	2,791	5.77	518
Alamos - Total	28,719	4.70	4,340

14 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Notes to Mineral Reserve and Resource Tables:

•The Company’s Mineral Reserves and Mineral Resources as at December 31, 2022 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s NI 43-101 requirements.
•Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
•Mineral Resources are exclusive of Mineral Reserves.
•Mineral Reserve cut-off grade for the Mulatos Mine, the La Yaqui Grande Pit, the Kirazli Pit and the Ağı Dağı Pit are determined as a net of process value of $0.10 per tonne for each model block.
•All Measured, Indicated and Inferred open pit Mineral Resources are pit constrained.
•With the exceptions noted following, Mineral Reserve estimates assumed a gold price of $1,400 per ounce and Mineral Resource estimates assumed a gold price of $1,600 per ounce.
•Mineral Reserve estimate for development properties, including Lynn Lake, Türkiye, Quartz Mountain and Carricito assumed a gold of $1,250 per ounce and Mineral Resource estimates assumed a gold price of $1,400 per ounce.
•Metal prices, cut-off grades and metallurgical recoveries are set out in the table below.

	Mineral Resources		Mineral Reserves
	Gold Price	Cut-off	Gold Price	Cut-off	Met Recovery
Mulatos:
Mulatos Main Open Pit	$1,600	0.5	$1,400	see notes	>50%
PDA Underground	$1,600	2.5	$1,400	3.0	85%
La Yaqui Grande	$1,600	0.3	$1,400	see notes	75%
Carricito	$1,400	0.3	n/a	n/a	n/a
Young-Davidson - Surface	$1,400	0.5	$1,400	0.5	91%
Young-Davidson - Underground	$1,600	1.23	$1,400	1.5	91%
Golden Arrow	$1,600	0.64	n/a	n/a	n/a
Island Gold	$1,600	4.0	$1,400	2.67-3.85	96.5%
Lynn Lake - MacLellan	$1,400	0.42	$1,250	0.47	91-92%
Lynn Lake - MacLellan UG	$1,400	2.0	n/a	n/a	n/a
Lynn Lake - Gordon	$1,400	0.62	$1,250	0.69	89-94%
Ağı Dağı	$1,400	0.2	$1,250	see notes	80%
Kirazli	$1,400	0.2	$1,250	see notes	81%
Çamyurt	$1,400	0.2	n/a	n/a	78%
Quartz Mountain	$1,400	0.21 Oxide, 0.6 Sulfide	n/a	n/a	65-80%

15 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Island Gold Mine C/E1E/E1EN Longitudinal – 2022 Mineral Reserves & Resources

16 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 2: Puerto Del Aire Location Map, Mulatos District

17 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 3: Puerto Del Aire Sulphide Gold Mineralization Wireframes

18 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 4: PDA - Measured, Indicated, and Inferred Mineral Resources (>2.5 g/t Au)

19 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 5: PDA - Cross Section Through Long-Axis of Measured, Indicated, and Inferred Mineral Resources (<2.5 g/t)

20 | Alamos Gold Inc